P.E. 1/1/02



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month(s) of December 2001, January 2002.





02001389

QSound Labs, Inc.
(Translation of registrant's name into English)

#400, 3115 - 12th Street NE, Calgary, AB, Canada T2E 7J2
(Address of principal executive offices)

QSound Labs, Inc. a foreign (Canadian) private issuer subject to Rule 13 a-1 and authorized to use Form 20-F for its annual reports, herewith furnishes the following information:

1. Press Release(s), attached hereto, dated: December 05, 2001
January 07, 2002
January 09, 2002
January 10, 2002
January 14, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.
(Registrant)

Date: January 17, 2002

By: "Joanna Varvos"
Joanna Varvos
Corporate Secretary

regulatory\form6k\2002/jan



FOR IMMEDIATE RELEASE

Contact
Paula Murray
Phone: 954-796-8798
Fax: 954-796-9312
paula.murray@qsound.com

QSOUND LAUNCHES NEXT GENERATION 3D AUDIO ENHANCEMENT SOFTWARE, iQFX3, FOR REALONE PLAYER

Greatly Enhanced, Third Generation Audio Software Offers Improved Feature Set for RealOne Player Users and Furthers QSound's Relationship with RealNetworks

CALGARY, CANADA - December 5, 2001 - QSound Labs, Inc. (NASDAQ: QSND), a leading supplier of audio software solutions, today announced the launch of its next generation audio enhancement software, iQfx®3, for RealNetworks® (Nasdaq: RNWK) new RealOne™ Player, the all-in-one digital media player that lets users find everything and play anything. As the latest addition to QSound's iQ™ product line, iQfx3 makes streaming Internet audio and MP3s come alive with QSound's remarkable 3D audio effects.

With iQfx3, users can now save their personal music preferences, choose from additional environmental settings, and have increased control over bass and treble ranges. iQfx3 offers a 30-day evaluation period, and is available for download from both www.real.com and www.qsound.com for $19.95 USD.

"RealOne Player is the perfect showcase for QSound's audio technology," said David Gallagher, President and CEO, QSound Labs. "Our long-standing, successful partnership with RealNetworks has been an important factor in establishing QSound as the standard in 3D audio software products for the Internet. iQfx3 raises that standard to yet another level."

"Great audio quality is something all digital media consumers demand," said Tom Romary, Vice President, Consumer Marketing, RealNetworks, Inc. "With the release of iQfx3, QSound continues to deliver great software that easily enhances a user's listening experience within the RealOne Player environment."

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iQfx3 integrates seamlessly with RealOne Player and supports RealNetworks' RealSystem® Media Commerce Suite, a set of products and services for the secure licensing and delivery of digital media. iQfx3 gives greater flexibility in adjusting bass and treble levels to create rich 3D stereo sound and improved audio quality on any streaming Internet broadcast or MP3 file. It features a new look-and-feel and three new preprogrammed environmental settings, as well as the ability for users to save iQfx3 settings for different types of music.

RealOne is the single source for consumers to discover, play and manage the best in brand-name digital programming — music, entertainment, sports, news, and more. An all-in-one service and technology platform, RealOne is the streamlined integration of the playback, download and management functions of RealPlayer® and RealJukebox® combined with a media browser and content discovery window, and united with a significantly enhanced subscription service. RealOne Platform empowers content providers and technology partners to create a new generation of digital media experiences and businesses that transform their consumers' media experience, enrich their offerings, and enable commerce opportunities. More information about RealNetworks' RealOne is located on the Internet at www.real.com.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has evolved into one of the world's leading audio technology companies and an e-commerce solution provider. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. The Company's cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. For more information, visit our Web site at www.qsound.com.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, introduction of new products. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of the Company, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with possible future decline of the Company's relationship with RealNetworks, the Company's ability to carry out its business strategy and marketing plans, including availability of sufficient resources for the Company to do so timely and cost effectively, consumer acceptance of the Company's products, dependence on intellectual property, rapid technological change and competition, and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of the Company's management, and the Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



QSound Labs, Inc.

Head Office & Technical Research Facility: 400, 3115-12th Street NE • Calgary, AB • Canada T2E 7J2 • Phone: 403.291.2492 • Fax: 403.250.1521

www.qsound.com


QSOUND

FOR IMMEDIATE RELEASE

QSOUND LABS TO SHOWCASE NEW 3D AUDIO TECHNOLOGY IN INTEL BOOTH AT CES

QSound's New QImmersion Technology Takes Full Advantage of the Intel Pentium 4 Processor

CALGARY, CANADA - January 7, 2002: QSound Labs, Inc. (NASDAQ: QSND), a prominent supplier of audio software solutions, today announced that it will be performing technology demonstrations of its patented 3D audio algorithms in the Intel (NASDAQ: INTC) booth (#331) at the 2002 International Consumer Electronics Show (CES), January 8-11 in Las Vegas.

One important new technology QSound will be demonstrating at CES is QImmersion, the audio experience for PC gamers. By combining localized 3D effects heard through headphones with an enhanced sound field through regular stereo speakers, QImmersion presents a layered audio effect that puts the player into the heart of the action. Other technologies being demonstrated include QSound's patented audio enhancements for multi-speaker synthesis (QMSS™) and virtual 5.1 surround (QSurround®). These technologies have been optimized to take advantage of the Intel Pentium 4 processor's advanced capabilities.

"The capabilities of the Pentium 4 processor have opened the door for software providers to create new PC experiences for the consumer," said David Gallagher, president, CEO, QSound Labs. "Our goal is to provide computer audio solutions that are optimized for this high-performance processor."

"QSound's involvement in the Intel® Early Access Program for the Intel Pentium 4 Processor enabled it to make advancements in digital audio that use the features of the Pentium 4 in fun and creative ways, and we are happy to host its audio demonstrations at CES," said Melissa Laird, director of Intel's developer services and support.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has evolved into one of the world's leading audio technology companies and an e-commerce solution provider. The Company has developed proprietary

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QSound Labs, Inc.
Head Office & Technical Research Facility: 400, 3115-12th Street NE • Calgary, AB • Canada T2E 7J2 • Phone: 403.291.2492 • Fax: 403.250.1521
www.qsound.com

audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. The Company's cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. For more information, visit our Web site at http://www.qsound.com.

For More Information, Please Contact:

Investor Relations
Paula Murray
Phone: (954) 796-8798
Fax: (954) 796-9312
paula.murray@qsound.com

Media Relations
Jody Alexander
Phone: (403) 291-2492
Fax: (403) 250-1521
jody.alexander@qsound.com

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, introduction of new products. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of the Company, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with consumer acceptance of the Company's products, the Company's ability to carry out its business strategy and marketing plans, including availability of sufficient resources for the Company to do so timely and cost effectively, dependence on intellectual property, rapid technological change and competition, and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of the Company's management, and the Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.





FOR IMMEDIATE RELEASE

QSOUND'S QHD TECHNOLOGY FEATURED ON ZORAN'S VADDIS® DVD PROCESSOR

Zoran Chip Offers QSound's Enhanced Sound Capabilities to DVD Player Manufacturers

CALGARY, CANADA - January 9, 2002: QSound Labs, Inc. (NASDAQ: QSND), a prominent supplier of audio software solutions, today announced that Zoran Corporation (NASDAQ: ZRAN), a leading provider of digital solutions-on-a-chip for multimedia applications, has announced availability of QSound's QHD™ technology on their Vaddis IV DVD processor chip. The Vaddis IV is a DVD multimedia processor used by worldwide DVD manufacturers.

Current DVD players are designed to be a total entertainment system, rather than just a playback device, through their ability to read not only DVDs, but CDs and MP3 files as well. QSound's High Definition audio technology (QHD) represents an industry first for comprehensive audio enhancements to address the three major sources used for playback in standard DVD players today.

"Zoran's programmable digital audio processors are ideal for running Dolby Digital simultaneously with QSound's suite of 3D audio enhancements on DVD players, wireless headphones, and home entertainment systems," said Michael L. Wood, Vice President and General Manager Home Entertainment Division at Zoran Corporation. "Zoran's processors and SiliconSoftware® provide complete solutions that allow OEM manufacturers to add the latest high-quality audio technology to their products."

For DVD audio, QHD uses QMDV™ (QSound Matrix Decoder/Virtualizer) to effectively create virtual 5.1 surround sound over a two-speaker system. CD audio is processed using QXpander™, which takes the inherent stereo sound image information and applies 3D processing proportionately to it, resulting in two-channel stereo output with a dramatically wider perceived sound field, free of the annoying acoustic artifacts typical of lower-grade processes. And MP3 audio is transformed through QXpander, QBass™, and QSizzle™ to restore both punch and brilliance to the music. The combination of these technologies presents DVD OEMs with the most comprehensive, versatile suite of audio enhancements for DVD players available.

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QSound Labs, Inc.
Head Office & Technical Research Facility: 400, 3115-12th Street NE • Calgary, AB • Canada T2E 7J2 • Phone: 403.291.2492 • Fax: 403.250.1521
www.qsound.com

"It's exciting to receive this endorsement from Zoran, with their prominence in the consumer electronics market," said David Gallagher, President, CEO, QSound Labs. "We are looking forward to Zoran's continued use of QSound technology in their Vaddis product line."

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has evolved into one of the world's leading audio technology companies and an e-commerce solution provider. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. The Company's cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. For more information, visit our Web site at http://www.qsound.com.

About Zoran Corporation:

Zoran Corporation, based in Santa Clara, California, is a leading provider of digital solutions-on-a-chip for applications in the growing multimedia and consumer electronics markets. With almost two decades of expertise developing and delivering digital compression technologies, Zoran has pioneered high-performance processing into various audio, video, and imaging technologies. Zoran's proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product generation, reduced system costs, and shorter time to market. Zoran is a leading supplier in the rapidly expanding DVD and digital camera markets and in related digital audio and video applications. With headquarters in the U.S. and operations in Canada, China, Hong Kong, Israel, Japan, Korea and Taiwan, Zoran may be contacted on the World Wide Web at www.zoran.com or at 408-919-4111.

For More Information, Please Contact:

Investor Relations
Paula Murray
Phone: (954) 796-8798
Fax: (954) 796-9312
paula.murray@qsound.com

Media Relations
Jody Alexander
Phone: (403) 291-2492
Fax: (403) 250-1521
Jody.alexander@qsound.com

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, introduction of new products. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of the Company, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with consumer acceptance of the Company's products, the Company's ability to carry out its business strategy and marketing plans, including availability of sufficient resources for the Company to do so timely and cost effectively, dependence on intellectual property, rapid technological change and competition, and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of the Company's management, and the Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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QSound Labs, Inc.
Head Office & Technical Research Facility: 400, 3115-12th Street NE • Calgary, AB • Canada T2E 7J2 • Phone: 403.291.2492 • Fax: 403.250.1521
www.qsound.com


QSOUND

FOR IMMEDIATE RELEASE

QSOUND'S QSURROUND™ TECHNOLOGY FEATURED IN NEW TELEVISIONS BY THOMSON MULTIMEDIA

Realistic Virtual Surround Sound Capabilities Enhance New Home Electronics

CALGARY, CANADA - January 10, 2002: QSound Labs, Inc. (NASDAQ: QSND), a prominent supplier of audio software solutions, today announced that Thomson Multimedia will incorporate QSound's QSurround™ technologies via Zoran's Vaddis™ 4.0 AC3 Decoder into two new home electronics products – a 27" television (model # B27TF680), and an undercounter LCD TV with DVD and AM-FM (model #BLD548). The 27" television has been in production since October 2001, while the undercounter unit will begin production in early March 2002.

"We are very pleased to have QSurround incorporated into these product lines," said David Gallagher, President, CEO, QSound Labs. "It's an honour to add Thomson to the list of industry leaders who utilize QSound's 3D audio technology in their consumer electronics."

QSurround provides virtual surround sound for a variety of consumer electronic and PC/multimedia applications. QSurround's remarkable sonic rendering allows the enjoyment of surround-encoded material in a two-speaker environment by using 3D audio techniques to create "virtual speakers" in the room. QSurround's flexible processing adds value to any speaker configuration, giving the audio environment depth, dimension and specific effects tailored to each playback scenario. QSurround is currently available in DVD players from Sharp and AIWA, television sets from Sanyo and Toshiba, and in the critically acclaimed Acoustic Edge™ Sound card from Philips.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has evolved into one of the world's leading audio technology companies and an e-commerce solution provider. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. The Company's cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. For more information, visit our Web site at http://www.qsound.com.



QSound Labs, Inc.
Head Office & Technical Research Facility: 400, 3115-12th Street NE • Calgary, AB • Canada T2E 7J2 • Phone: 403.291.2492 • Fax: 403.250.1521
www.qsound.com

For More Information, Please Contact:

Investor Relations
Paula Murray
Phone: (954) 796-8798
Fax: (954) 796-9312
paula.murray@qsound.com

Media Relations
Jody Alexander
Phone: (403) 291-2492
Fax: (403) 250-1521
Jody.alexander@qsound.com

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, introduction of new products. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of the Company, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with dependence upon Thomson Multimedia's use of QSound technology, consumer acceptance of the Company's products, the Company's ability to carry out its business strategy and marketing plans, including availability of sufficient resources for the Company to do so timely and cost effectively, dependence on intellectual property, rapid technological change and competition, and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of the Company's management, and the Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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QSOUND

FOR IMMEDIATE RELEASE

QSOUND'S NEW QSURROUND HEADPHONE® TECHNOLOGY FEATURED IN RECOTON'S LATEST WIRELESS HEADPHONES

QSurround-Enabled "Acoustic Research®" Headphones Win CES Innovations 2001 Award

Calgary, Alberta — January 14, 2002 — QSound Labs, Inc. (NASDAQ: QSND), a leading supplier of audio solutions, today announced that their new QSurround Headphone® technology has been incorporated into a new wireless headphone product by RECOTON (NASDAQ: RCOT), the industry leader in wireless headphones and speakers. The Acoustic Research® branded AW791 headphones received the Consumer Electronics Show (CES) Innovations 2002 award last week for their exciting wireless surround sound experience. These headphones will be available for sale in the United States and Canada in February 2002.

"As the leader in 900MHz wireless audio technology, our never-ending goal is to provide consumers with the highest sound quality possible through wireless headphones," said Joe Forgét, Sr. Product Manager, Recoton Accessories, Inc. "After evaluating all of the available headphone virtual surround sound enhancements, we determined QSound's QSurround Headphone to be a superior solution. The use of QSurround Headphone provides our wireless headphone consumer's with the most realistic surround sound experience, making the Acoustic Research Surround Sound Headphones our most feature-filled headphone product to date."

QSurround Headphone allows the user to enjoy the full benefit of Dolby® Digital audio on a DVD soundtrack. Standard headphone technology is inadequate for multi-channel audio content because it fails to reproduce the staging and imaging. The Dolby Digital audio content was created and intended for reproduction via multiple discrete loudspeakers in separate physical locations. QSurround Headphone uses QSound's proven 3D audio algorithms to provide a realistic surround sound experience for the headphone listener.

"Having an industry leader like Recoton be the first to incorporate our new QSurround Headphone technology into a product is a great compliment," said David Gallagher, President, CEO, QSound Labs, Inc. "We believe the market potential for this technology and Recoton's wireless product is significant with the extensive market penetration of digital audio devices like DVD, digital cable, and the latest video game platforms."



About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has evolved into one of the world's leading audio technology companies and an e-commerce solution provider. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the consumer electronics, PC/multimedia, Internet and healthcare markets. The Company's cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four or 5.1 speaker systems. For more information, visit our Web site at http://www.qsound.com.

About RECOTON

Recoton Corporation (Nasdaq National Market RCOT) is a global leader in the development, manufacturing and marketing of consumer electronic accessories, loudspeakers and car audio products. Recoton's more that 4,000 products feature highly functional accessories for audio, video, car audio, camcorder, multi-media/computer, home office, cellular and standard telephone, music and video game products and 900MHz wireless technology headphones and speakers. They are sold under the Advent®, Ambico®, AR®/Acoustic Research®, Discwasher®, InterAct®, Jensen®, Recoton®, Ross(TM), and Stinger® brand names. The Company also produces and markets audio components, high fidelity loudspeakers, home theater speakers, and car audio speakers and components which are sold under the Advent®, AR®/Acoustic Research®, HECO(TM), Jensen®, MacAudio(TM), Magnat®, NHT® (Now Hear This) and Phase Linear® brand names.

For More Information, Please Contact:

Investor Relations
Paula Murray
Phone: (954) 796-8798
Fax: (954) 796-9312
paula.murray@qsound.com

Media Relations
Jody Alexander
Phone: (403) 291-2492
Fax: (403) 250-1521
jody.alexander@qsound.com

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, introduction of new products. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of the Company, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with dependence upon Recoton's use of QSound technology, consumer acceptance of the Company's products, rapid technological change and competition, the Company's ability to carry out its business strategy and marketing plans, including availability of sufficient resources for the Company to do so timely and cost effectively, dependence on intellectual property, and other risks detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of the Company's management, and the Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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